82-4918

LOBLAW COMPANIES LIMITED

SECOND QUARTER REPORT

24 WEEKS ENDED JUNE 14, 2003


03029417

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Loblaw Companies Limited's ("Loblaw" or the "Company") second quarter 2003 basic net earnings per common share increased 22.2% to 66 cents from the 54 cents earned in 2002. The second quarter 2003 basic net earnings per common share included approximately 3 cents per common share from the positive net after-tax effect of the stock-based compensation cost net of the gain from the fair value impact of the equity forwards. Sales increased 9.2% to $5.8 billion and operating income increased 15.7% to $317 million. Loblaw continues to focus on the execution of its operating and financial strategies.

RESULTS OF OPERATIONS

SALES Sales for the second quarter increased 9.2%, to $5.8 billion, from $5.3 billion in the same quarter last year. All regions across the country experienced sales growth consistent with expectations. Volume growth in some regions outpaced sales growth reflecting a strategic investment in lower prices.

The increase in second quarter sales resulted from a 5.8% same-store sales growth in the quarter and an increase of 2.2 million square feet of net retail square footage related to the 71 new corporate and franchised stores opened net of 55 stores closed during the latest four quarters. During the second quarter of 2003, 12 new corporate and franchised stores were opened and 8 stores were closed resulting in a net increase of .5 million square feet.

For the first half of the year, sales of $11.2 billion were 8.9% ahead of last year resulting from a year-to-date same-store sales growth of 5.6% and an increase in net retail square footage during the latest four quarters as noted above. In the first two quarters, a total of 25 new corporate and franchised stores were opened and 23 stores were closed, resulting in a cumulative net increase of .6 million square feet.

Consistent with 2002 and the first quarter, national food price inflation for 2003 remained low with some increases in the bakery and grocery categories partially offset by a decrease in the produce category.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING INCOME Operating income for the second quarter increased $43 million, or 15.7%, to $317 million, including income of $5 million related to the stock-based compensation cost net of the gain from the fair value impact of the equity forwards. Operating margin for the quarter improved to 5.5% from 5.2% in 2002. Operating income for 2003 year-to-date increased $79 million, or 15.6%, to $587 million, with an operating margin of 5.3% as compared to 5.0% in the corresponding period in 2002. All regions across the country realized earnings improvements over 2002. EBITDA margin for the quarter and year-to-date improved to 7.0% and 6.8% from 6.7% and 6.5% in 2002, respectively. An improvement in overall sales mix management at the store level, a focus on administrative cost control and operating efficiencies and reduced product costs from buying synergies continued to contribute to the improvement in margins.

INTEREST EXPENSE For the second quarter, interest expense increased $5 million, or 12.8%, to $44 million from $39 million in the same period in 2002. Interest on long term debt for the second quarter increased $4 million to $60 million as a result of an increase in average long term borrowing levels. Other long term interest for the same period includes the net positive effect of the Company's interest rate swaps, cross currency basis swaps and equity forwards of $11 million (2002 – $7 million). Net short term interest expense of $1 million resulted from a decrease in average short term United States investment rates and higher average short term Canadian borrowing levels and rates and compares to income of $3 million in the same quarter last year. During the second quarter, $6 million (2002 – $7 million) of interest expense was capitalized to fixed assets. Interest expense year-to-date increased $9 million to $82 million from $73 million in 2002 as a result of an increase in average long term and short term borrowing levels.

INCOME TAXES Loblaw's effective income tax rate decreased to 33.3% from 36.6% for the second quarter and to 34.1% year-to-date from 36.8% in the same period in 2002 as a result of declining Canadian federal and provincial income tax rates and the income tax impact of fair valuing the equity forwards.

NET EARNINGS Net earnings for the second quarter increased $33 million, or 22.1%, to $182 million from $149 million in 2002 and increased 21.1% to $333 million year-to-date. Basic net earnings per common share for the second quarter increased 12 cents, or 22.2%, to 66 cents from 54 cents in 2002 and increased 21 cents, or 21.0%, to $1.21 year-to-date.

FINANCIAL CONDITION

FINANCIAL RATIOS In line with 2002, Loblaw continued to maintain a consistent financial position into the first half of 2003. The net debt to equity ratio of .80:1 at the end of the second quarter of 2003 compared to .79:1 in the same period of 2002. The net debt to equity ratio at the end of the first and second quarter is typically higher than at year end due to cyclical fluctuations in working capital. Consistent with prior years' trends, Loblaw expects its net debt to equity ratio to improve throughout the remainder of the year. Shareholders' equity increased $210 million year-to-date, or 5.1%, to $4.3 billion. The interest coverage ratio improved to 7.2 times compared to 7.0 times at the end of the second quarter in 2002 due to an improvement in operating income in excess of the increase in interest expense.

The success of Loblaw's capital investment program is demonstrated by the rolling year return on average total assets at the end of the second quarter of 2003, increasing to 14.1% compared to 13.7% for the comparable period of 2002 and to 13.7% at year end 2002. The rolling year return on average shareholders' equity at the end of the second quarter, increased to 19.4% compared to 17.9% for the comparable period of 2002 and to 18.9% at year end 2002, mainly due to increased earnings.

COMMON DIVIDENDS As declared by Loblaw's Board of Directors in the second quarter, a quarterly dividend of 15 cents per common share was paid on July 1, 2003.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES In the second quarter of 2003 cash flows from operating activities were $338 million compared to $384 million in the second quarter of 2002. This decrease resulted mainly from a change in non-cash working capital, primarily accounts receivable and inventories. On a year-to-date basis, cash flows from operating activities were $159 million compared to $121 million in 2002. The year-to-date improvement resulted mainly from an increase in net earnings before depreciation partially offset by an increase in pension contributions.

The cash flows from operating activities for the remainder of 2003 are expected to fund a substantial portion of Loblaw's 2003 capital investment program of approximately $1.3 billion.

MANAGEMENT'S DISCUSSION AND ANALYSIS

CASH FLOWS USED IN INVESTING ACTIVITIES In the second quarter of 2003 cash flows used in investing activities were $86 million compared to $14 million in 2002. On a year-to-date basis, cash flows used in investing activities were $220 million compared to $256 million in 2002.

Capital investment amounted to $252 million (2002 – $178 million), for the second quarter and $425 million (2002 – $353 million) year-to-date, as Loblaw continues its commitment to maintain and renew its asset base and invest for growth across Canada.

In the second quarter President's Choice Bank, a wholly owned subsidiary of the Company, securitized $75 million (2002 – $74 million) of credit card receivables, under its securitization program, and $154 million (2002 – $74 million) year-to-date. The securitizations yielded a minimal loss based on assumptions consistent with those disclosed in Note 5 to the consolidated financial statements included in the Company's 2002 Annual Report.

CASH FLOWS USED IN FINANCING ACTIVITIES In the second quarter of 2003 cash flows used in financing activities were $36 million compared to $231 million in 2002. The change is primarily due to the issuance of long term debt in the quarter. On a year-to-date basis, cash flows from financing activities were $374 million compared to $327 million in 2002.

During the first quarter of 2003, Loblaw issued $200 million of 6.54% Medium Term Notes ("MTN") due 2033 pursuant to its 2001 Base Shelf Prospectus. Loblaw's 2001 Base Shelf Prospectus expired on May 24, 2003. During the second quarter of 2003, Loblaw filed a new Base Shelf Prospectus, which permits the Company to issue an aggregate principal amount of up to $1.0 billion of MTN. Under this new 2003 Base Shelf Prospectus, Loblaw issued $200 million of 6.05% MTN due 2034 during the quarter and subsequent to quarter end issued $55 million of 5.86% MTN due 2043. The Company also repaid its $100 million 6.60% MTN that matured during the quarter. The Company currently has $745 million of MTN available to be issued.

During the first quarter, Loblaw renewed its Normal Course Issuer Bid ("NCIB") to purchase on the Toronto Stock Exchange or enter into equity derivatives to purchase up to 13,765,935 of its common shares, representing approximately 5% of its common shares outstanding. Loblaw, in accordance with the rules and by-laws of the Toronto Stock Exchange, may purchase its shares at the then market prices of such shares.

During the first quarter, Loblaw purchased for cancellation 730,000 of its common shares for $41 million and entered into equity forwards to buy 1,103,500 of its common shares, pursuant to its NCIB.

RISKS AND RISK MANAGEMENT

Operating and financial risks and risk management strategies, as disclosed in the Company's 2002 Annual Report on pages 33 to 38 of the Management's Discussion and Analysis ("MD&A"), remain substantially unchanged.

ACCOUNTING STANDARDS IMPLEMENTED IN 2003

Effective December 29, 2002, Loblaw implemented Accounting Guideline 14 - "Disclosure of Guarantees", issued by the Canadian Institute of Chartered Accountants (see Note 9 to the unaudited interim period consolidated financial statements). This guideline requires the Company to disclose significant information about guarantees it has provided without regard to the likelihood that the Company will have to make any payments under those guarantees.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OUTLOOK

Loblaw continues to focus on the execution of its operating and financial strategies. Sales and earnings growth rates for the remainder of 2003 are expected to remain strong, supported by a solid financial position, good cash flow generation and the continuation of its capital investment program.





W. Galen Weston
CHAIRMAN

John A. Lederer
PRESIDENT

Toronto, Canada
July 17, 2003

This quarterly MD&A should be read in conjunction with the Company's 2003 unaudited interim period consolidated financial statements and the accompanying notes and the Company's 2002 Annual Report. A glossary of terms used throughout this Quarterly Report can be found on page 60 of the Company's 2002 Annual Report. In addition, this Quarterly Report includes the following terms: rolling year return on average total assets which is defined as operating income for the latest four quarters divided by average total assets excluding cash, cash equivalents and short term investments and rolling year return on average shareholders' equity which is defined as net earnings available to common shareholders for the latest four quarters divided by average total common shareholders' equity.

The Company has included information on EBITDA because it believes certain readers of this Quarterly Report use this measure as a means of measuring financial performance. The term EBITDA does not have a standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies. This measure should not be construed as an alternative to other earnings measures determined in accordance with Canadian GAAP. The following table reconciles EBITDA to the Canadian GAAP measures reported in the Consolidated Statements of Earnings for the periods ended June 14, 2003 and June 15, 2002.

	12 Weeks		24 Weeks	
($ millions)	2003	2002	2003	2002
Operating income	$ 317	$ 274	$ 587	$ 508
Depreciation	91	80	177	159
EBITDA	$ 408	$ 354	$ 764	$ 667

FORWARD-LOOKING STATEMENTS This Quarterly Report, including this MD&A, contains certain forward-looking statements. Such statements relate, to among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategies. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationships with its suppliers, pricing pressures and other competitive factors, the availability and cost of raw materials, fuels and utilities, the results of the Company's on-going efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in the regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Operating and Financial Risks and Risk Management sections of the MD&A included in the Company's 2002 Annual Report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such forward-looking statements.

CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)

24 weeks ended June 14, 2003 and June 15, 2002	12 Weeks		24 Weeks	
($ millions except where otherwise indicated)	2003	2002	2003	2002
SALES	$ 5,798	$ 5,308	$11,174	$10,259
OPERATING EXPENSES				
Cost of sales, selling and administrative expenses	5,390	4,954	10,410	9,592
Depreciation	91	80	177	159
	5,481	5,034	10,587	9,751
OPERATING INCOME	317	274	587	508
Interest Expense (note 2)	44	39	82	73
EARNINGS BEFORE INCOME TAXES	273	235	505	435
Income Taxes	91	86	172	160
NET EARNINGS	$ 182	$ 149	$ 333	$ 275
NET EARNINGS PER COMMON SHARE ($) (note 4)				
Basic	$ .66	$ .54	$ 1.21	$ 1.00
Diluted	$ .65	$ .53	$ 1.20	$ .99

See accompanying notes to the unaudited interim period consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(unaudited)

24 weeks ended June 14, 2003 and June 15, 2002	24 Weeks	
($ millions except where otherwise indicated)	2003	2002
RETAINED EARNINGS, BEGINNING OF PERIOD	$ 2,929	$ 2,375
Impact of implementing new accounting standard		(25)
Net earnings	333	275
Premium on common shares purchased for cancellation (note 7)	(38)	
Dividends declared per common share – 30¢ (2002 – 24¢)	(83)	(66)
RETAINED EARNINGS, END OF PERIOD	$ 3,141	$ 2,559

See accompanying notes to the unaudited interim period consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

($ millions)	As at June 14, 2003 (unaudited)	As at December 28, 2002
ASSETS		
Current Assets		
Cash and cash equivalents (note 5)	$ 980	$ 823
Short term investments (note 5)	112	304
Accounts receivable	606	605
Inventories	1,755	1,702
Future income taxes	90	68
Prepaid expenses and other assets	53	24
Total Current Assets	3,596	3,526
Fixed Assets	5,820	5,587
Goodwill	1,599	1,599
Future Income Taxes	7	15
Other Assets	503	383
TOTAL ASSETS	$11,525	$11,110
LIABILITIES		
Current Liabilities		
Commercial paper	$ 726	$ 533
Accounts payable and accrued liabilities	2,203	2,336
Income taxes	123	179
Long term debt due within one year (note 6)	6	106
Total Current Liabilities	3,058	3,154
Long Term Debt (note 6)	3,811	3,420
Future Income Taxes	96	68
Other Liabilities	226	344
TOTAL LIABILITIES	7,191	6,986
SHAREHOLDERS' EQUITY		
Common Share Capital (note 7)	1,193	1,195
Retained Earnings	3,141	2,929
TOTAL SHAREHOLDERS' EQUITY	4,334	4,124
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$11,525	$11,110

See accompanying notes to the unaudited interim period consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

(unaudited)

24 weeks ended June 14, 2003 and June 15, 2002	12 Weeks		24 Weeks	
($ millions)	2003	2002	2003	2002
OPERATING ACTIVITIES				
Net earnings	$ 182	$ 149	$ 333	$ 275
Depreciation	91	80	177	159
Future income taxes	11	5	11	9
Change in non-cash working capital	62	144	(357)	(347)
Other	(8)	6	(5)	25
CASH FLOWS FROM OPERATING ACTIVITIES	338	384	159	121
INVESTING ACTIVITIES				
Fixed asset purchases	(252)	(178)	(425)	(353)
Short term investments	188	171	163	90
Proceeds from fixed asset sales	1	5	8	12
Credit card receivables, after securitization	(4)	1	77	(17)
Franchise investments and other receivables	(18)	(20)	(36)	13
Other	(1)	7	(7)	(1)
CASH FLOWS USED IN INVESTING ACTIVITIES	(86)	(14)	(220)	(256)
FINANCING ACTIVITIES				
Bank indebtedness				(95)
Commercial paper	(92)	(136)	193	351
Long term debt – Issued (note 6)	200		400	200
– Retired (note 6)	(100)	(62)	(101)	(66)
Common share capital – Issued (note 8)			1	
– Retired (note 7)			(41)	
Dividends	(41)	(33)	(74)	(61)
Other	(3)		(4)	(2)
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES	(36)	(231)	374	327
Effect of foreign currency exchange rate changes on cash and cash equivalents (note 5)	(119)		(156)	19
Change in Cash and Cash Equivalents	97	139	157	211
Cash and Cash Equivalents, Beginning of Period	883	647	823	575
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 980	$ 786	$ 980	$ 786

See accompanying notes to the unaudited interim period consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

The unaudited interim period consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and follow the same accounting policies and methods of application with those used in the preparation of the audited annual consolidated financial statements for the period ended December 28, 2002. Under Canadian GAAP, additional disclosure is required in annual financial statements and accordingly the unaudited interim period consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2002 Annual Report.

COMPARATIVE INFORMATION Certain prior period's information was reclassified to conform with the current period's presentation.

NOTE 2. INTEREST EXPENSE

	12 Weeks		24 Weeks	
($ millions)	2003	2002	2003	2002
Interest on long term debt	$ 60	$ 56	$ 118	$ 113
Other long term interest	(11)	(7)	(22)	(16)
Net long term interest	49	49	96	97
Net short term interest	1	(3)		(10)
Capitalized to fixed assets	(6)	(7)	(14)	(14)
Interest expense	$ 44	$ 39	$ 82	$ 73

Net interest paid in the second quarter and year-to-date was $73 million and $103 million (2002 – $77 million and $96 million), respectively.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. INCOME TAXES

Net income taxes paid in the second quarter and year-to-date were $81 million and $220 million (2002 – $65 million and $194 million), respectively.

NOTE 4. BASIC AND DILUTED NET EARNINGS PER COMMON SHARE

	12 Weeks		24 Weeks	
	2003	2002	2003	2002
Net earnings ($ millions)	$ 182	$ 149	$ 333	$ 275
Weighted average common shares outstanding (in millions)	275.6	276.3	275.6	276.3
Dilutive effect of stock-based compensation (in millions)	1.7	2.1	1.6	1.9
Diluted weighted average common shares outstanding (in millions)	277.3	278.4	277.2	278.2
Basic net earnings per common share ($)	$ .66	$ .54	$ 1.21	$ 1.00
Dilutive effect of stock-based compensation per common share ($)	(.01)	(.01)	(.01)	(.01)
Diluted net earnings per common share ($)	$ .65	$ .53	$ 1.20	$ .99

NOTE 5. CASH, CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company recorded an unrealized foreign currency exchange rate loss of $185 million year-to-date as a result of translating its United States dollar denominated cash, cash equivalents and short term investments of which $156 million related to cash and cash equivalents. The resulting change in cash, cash equivalents and short term investments is offset by the unrealized foreign currency exchange rate gain on the Company's cross currency basis swaps which was recorded in other assets.

NOTE 6. LONG TERM DEBT

During the first quarter of 2003, the Company issued $200 million of 6.54% Medium Term Notes ("MTN") due 2033. The Company issued $200 million of 6.05% MTN due 2034 and repaid its $100 million 6.60% MTN during the second quarter. Subsequent to quarter end, the Company issued $55 million of 5.86% MTN due 2043.

NOTE 7. COMMON SHARE CAPITAL

	12 Weeks		24 Weeks	
(in millions)	2003	2002	2003	2002
Actual common shares outstanding	275.3	276.3	275.3	276.3
Weighted average common shares outstanding	275.6	276.3	275.6	276.3

NORMAL COURSE ISSUER BIDS ("NCIB") During the first quarter, the Company purchased for cancellation 730,000 of its common shares for $41 million and entered into equity forwards to buy 1,103,500 of its common shares, at an average forward price of $56.39 per common share with an initial term of 10 years, pursuant to its NCIB.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. STOCK-BASED COMPENSATION

STOCK OPTION PLAN During the first quarter, the Company granted 2,367,746 stock options to 196 employees with an exercise price of $53.60 per common share under its existing stock option plan, which allows for settlement in shares or in the share appreciation value in cash at the option of the employee. No new stock options were granted during the second quarter. During the first quarter, the Company issued 30,000 common shares for cash consideration of $1 million on the exercise of stock options. During the first half of 2003, the Company paid the share appreciation value of $9 million (2002 – $10 million), net of tax of $5 million (2002 – $7 million) on the exercise of 439,441 (2002 – 534,557) stock options. In addition, 72,387 stock options were forfeited or cancelled during the first half of 2003.

At the end of the second quarter, a total of 5,881,155 (2002 – 4,277,647) stock options were outstanding and represented approximately 2.1% (2002 – 1.5%) of the Company's issued and outstanding common shares, which is within regulatory guidelines. The Company's market price per common share at the end of the second quarter was $60.60 (2002 – $58.60).

The Company recognized in operating income a compensation cost related to its stock option plan of $22 million (2002 – $3 million) in the second quarter and $27 million (2002 – $31 million) year-to-date and a gain on the fair value impact of the equity forwards of $27 million (2002 – $1 million) in the second quarter and $30 million (2002 – $22 million) year-to-date.

NOTE 9. GUARANTEES

Effective December 29, 2002, the Company implemented Accounting Guideline 14 – "Disclosure of Guarantees", issued by the Canadian Institute of Chartered Accountants, which requires a guarantor to disclose in its notes to the consolidated financial statements significant information about guarantees it has provided. Under this Guideline, a guarantee is defined as a contract or indemnification agreement, which requires the Company to make payments (cash, financial instruments, other assets, the Company's own shares or the provision of services) to a third party contingent on future events. These payments are contingent on either (i) changes in an underlying interest rate, security price, commodity price, foreign exchange rate or other variables that are related to an asset, liability or an equity security of the guaranteed party, (ii) the failure of another entity to perform under an obligating agreement or (iii) the failure of another party to pay its indebtedness when due (a "Guarantee"). The disclosures are required even when the likelihood of the guarantor having to make any payment under the Guarantee is remote.

The Company has provided to third parties the following significant Guarantees:

STANDBY LETTERS OF CREDIT The Company has established a standby letter of credit for the benefit of an independent Trust with respect to the credit card receivables securitization program of President's Choice Bank, a wholly owned subsidiary of the Company. This standby letter of credit could be drawn upon in the event of a major decline in the income flow from or in the value of the securitized credit card receivables, after the cash reserve account established pursuant to the securitization agreement has been depleted. The Company believes that the likelihood of this occurrence is remote. The aggregate gross potential liability under this arrangement, which represents 15% of the securitized credit card receivables amount, is approximately $77 million.

A standby letter of credit has been established by the Company in the amount of $35 million for the benefit of an independent Trust which provides loans to the Company's franchisees for their purchase of inventory and fixed assets. In the event that a franchisee defaults on its loan and the Company has not, within a specified time period, (i) assumed the loan, (ii) purchased the assets over which security has been taken, or (iii) increased the amount of the standby letter of credit by the outstanding amount under the loan, the Trust may draw upon this standby letter of credit.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

LEASE OBLIGATIONS In connection with historical dispositions of certain of its assets, the Company has assigned leases to third parties. The Company remains contingently liable for these lease obligations in the event any of the assignees are in default of their lease obligations. The estimated amount for minimum rent, which does not include other lease related expenses such as property tax and common area maintenance charges, is $182 million.

INDEMNIFICATION PROVISIONS The Company from time to time enters into agreements in the normal course of its business, such as service arrangements and leases, and in connection with business or asset acquisitions or dispositions. These agreements by their nature may provide for indemnification of counterparties. These indemnification provisions may be in connection with breach of representations and warranties and for future claims for certain liabilities, including liabilities related to tax and environmental matters. The terms of these indemnification provisions vary in duration and can extend for an unlimited period of time. Given the nature of such indemnification provisions, the Company is unable to reasonably estimate its total maximum potential liability as certain indemnification provisions do not provide for a maximum potential amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

CORPORATE PROFILE

Loblaw Companies Limited ("Loblaw") is Canada's largest food distributor, with operations across the country. Loblaw strives to provide superior returns to its shareholders through a combination of share price appreciation and dividends. To this end, it follows certain fundamental operating principles. It concentrates on food retailing with the objective of providing consumers with the best in one-stop shopping for everyday household needs. It maintains a significant program of reinvestment in and expansion of its existing markets. It is highly selective in acquisitions and continues to invest in products and technology. Loblaw seeks long term, stable growth, while taking prudent operating risks supported by a strong balance sheet position.

INVESTOR RELATIONS

Shareholders, security analysts and investment professionals should direct their requests to Mr. Geoffrey H. Wilson, Vice President, Industry and Investor Relations at the Company's Executive Office.

Additional financial information has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, President's Choice Bank.

EXECUTIVE OFFICE
Loblaw Companies Limited
22 St. Clair Avenue East
Toronto, Canada
M4T 2S7
Tel: (416) 922-8500
Fax: (416) 922-7791
Internet: www.loblaw.com

Ce rapport est disponible en français.

Printed in Canada.


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